EXHIBIT 3.2

CERTIFICATE OF AMENDMENT

TO

CERTICATE OF INCORPORATION

OF

ECOSPHERE TECHNOLOGIES, INC.

Ecosphere Technologies, Inc., a Delaware corporation (the “Company”), certifies that:

1.

The name of the Company is Ecosphere Technologies, Inc.

2.

Section 4(a) of the Certificate of Incorporation is deleted and replaced by the following:

(a)

The Company shall have the authority to issue 300,000,000 shares of common stock, par value $0.01 per share.

3.

This Certificate of Amendment to Certificate of Incorporation was duly adopted and approved by the shareholders of this Company on the 13th day of November, 2008 in accordance with Section 242(b) of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the ____ day of November, 2008.

ECOSHERE TECHNOLOGIES, INC.

By:	/s/ PATRICK HASKELL
Patrick Haskell, Chairman and Co-Chief Executive Officer